UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 16, 2021

YUCAIPA ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39422	98-1541929
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9130 West Sunset Boulevard Los Angeles, CA	90069
(Address of principal executive offices)	(Zip Code)

(310) 228-2894

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	YAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	YAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	YAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

This Current Report on Form 8-K (this “Form 8-K”) is being furnished by Yucaipa Acquisition Corporation (“Yucaipa”), to the U.S. Securities and Exchange Commission (the “SEC”) for the sole purpose of furnishing, as Exhibit 99.1 to this Form 8-K, an investor presentation related to the proposed business combination of Yucaipa and Sigma Sports United GmbH (“SSU”) used in connection with the parties’ Third Quarter disclosures (the “Investor Presentation”).

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act.

Additional Information

In connection with the Business Combination, Signa Sports United B.V. a Dutch private limited liability company and wholly-owned subsidiary of SSU (“TopCo”) has filed with the SEC the Registration Statement, which includes a preliminary prospectus and preliminary proxy statement. Yucaipa will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Yucaipa will send to its shareholders in connection with the Business Combination. Investors and security holders of Yucaipa are advised to read, when available, the proxy statement/prospectus in connection with Yucaipa’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of Yucaipa as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 9130 West Sunset Boulevard, Los Angeles, CA 90069.

Participants in the Solicitation

Yucaipa, SSU, TopCo and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Yucaipa’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Yucaipa’s directors and officers in Yucaipa’s filings with the SEC, and such information and names of SSU’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by TopCo, which will include the proxy statement of Yucaipa for the Business Combination.

Forward Looking Statements

Certain statements made herein, including the description of the transactions, agreements and other information contained herein and the exhibits hereto (collectively, this “Communication”) are not historical facts but are “forward-looking statements” for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Yucaipa and SSU, the Wiggle Acquisition, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, and the Wiggle Acquisition, future opportunities for the combined company, future planned products and services, business strategy and plans, objectives of management for future operations of SSU, market size and growth opportunities, competitive position, technological and market trends, and other statements that are not historical facts. These statements are based on the current expectations of Yucaipa’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Yucaipa and SSU, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

Many actual events and circumstances are beyond the control of Yucaipa and SSU. These statements are subject to a number of risks and uncertainties regarding Yucaipa’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; changes in domestic or foreign business, market, financial, political and legal conditions; the timing and structure of the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the PIPE Investment and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of Yucaipa or SSU for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Yucaipa and SSU; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees including its executive team; the amount of redemption requests made by Yucaipa’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on NYSE following the Business Combination; costs related to the Business Combination; the overall level of demand for SSU’s services; general economic conditions and other factors affecting SSU’s business; SSU’s ability to implement its business strategy; SSU’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on SSU’s business, SSU’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to SSU’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; SSU’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, SSU’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on SSU’s business and those factors discussed in Yucaipa’s final prospectus relating to its initial public offering, dated July 29, 2020, and other filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of TopCo’s registration statement on Form F-4 and the proxy statement discussed above, and described in Yucaipa’s Annual Report on Form 10-K and other documents filed by Yucaipa or TopCo from time to time with the SEC. There may be additional risks that Yucaipa presently does not know or that Yucaipa currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Yucaipa’s expectations, plans or forecasts of future events and views as of the date of this communication. Yucaipa anticipates that subsequent events and developments will cause Yucaipa’s assessments to change. However, while Yucaipa may elect to update these forward-looking statements at some point in the future, Yucaipa specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Yucaipa’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

2

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, sell or exchange nor a solicitation of an offer to sell, subscribe for or buy or exchange any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor will there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. The proposed Business Combination will be submitted to shareholders of Yucaipa for their consideration.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Investor Presentation, dated September 16, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 16, 2021

YUCAIPA ACQUISITION CORPORATION

By:	/s/ Ira Tochner
Name:	Ira Tochner
Title:	Chief Financial Officer and Chief Operating Officer

Exhibit 99.1 September 16, 2021 1 SIGNA SPORTS UNITED SIGNA SPORTS UNITEDExhibit 99.1 September 16, 2021 1 SIGNA SPORTS UNITED SIGNA SPORTS UNITED

Long-term Large, fragmented sports retail market with high long-term growth in focus verticals Megatrends Strong D2C Market leading sports specialist webshop brands with >7M active customers Brands Track Record Robust, double digit organic growth with demonstrated ability to enter new markets Attractive Proven unit economics and expanding margins Financial Profile Path to Global Unique global consolidation opportunity based on proven playbook Scale New Business Accretive, accelerating technology-driven platform and ecosystem expansion Models 2 SIGNA SPORTS UNITED

• Online traffic remains solid following full-lockdown driven traffic spikes in 2020 • Sustained demand observed by increased conversion across all webshops driving strong order growth MARKET UPDATE • Significant unmet demand due to temporary C-19 related inventory and supply-chain constraints in full-bike category. Strength of international supplier relationships and own brand ensured resilient relative full-bike inbounds • First order profitable marketing investments resulted in market share gains, LTM active customers grew to 4.8M (+32.2% YoY) (1) ORGANIC • Strong geographic net revenue growth particularly in the Nordics (+33%) and Southern Europe (+41%) EXPANSION • Strong demand leveraged to expand gross margins • New 3PL contract signed to add fulfilment capacity in Europe, to go live in FY2022 • Creation of leading global e-commerce bike platform through WiggleCRC acquisition with significant organic synergy potential (close with De-SPAC at NYSE) M&A MOMENTUM • Leading U.S. Online Tennis position to be established through Midwest Sports closing and Tennis Express signing (close Q1 FY2022) • Platform businesses well ahead of plan PLATFORM BUSINESS • Strong interest in platform proposition from industry partners 3 (1) Nordics include Denmark, Finland, Iceland, Norway, Sweden. Southern Europe includes Spain, France, Italy and Portugal. SIGNA SPORTS UNITED• Online traffic remains solid following full-lockdown driven traffic spikes in 2020 • Sustained demand observed by increased conversion across all webshops driving strong order growth MARKET UPDATE • Significant unmet demand due to temporary C-19 related inventory and supply-chain constraints in full-bike category. Strength of international supplier relationships and own brand ensured resilient relative full-bike inbounds • First order profitable marketing investments resulted in market share gains, LTM active customers grew to 4.8M (+32.2% YoY) (1) ORGANIC • Strong geographic net revenue growth particularly in the Nordics (+33%) and Southern Europe (+41%) EXPANSION • Strong demand leveraged to expand gross margins • New 3PL contract signed to add fulfilment capacity in Europe, to go live in FY2022 • Creation of leading global e-commerce bike platform through WiggleCRC acquisition with significant organic synergy potential (close with De-SPAC at NYSE) M&A MOMENTUM • Leading U.S. Online Tennis position to be established through Midwest Sports closing and Tennis Express signing (close Q1 FY2022) • Platform businesses well ahead of plan PLATFORM BUSINESS • Strong interest in platform proposition from industry partners 3 (1) Nordics include Denmark, Finland, Iceland, Norway, Sweden. Southern Europe includes Spain, France, Italy and Portugal. SIGNA SPORTS UNITED

STRONG OPERATING PERFORMANCE IN Q3 FY21

SIGNA SPORTS UNITED

CUSTOMER MOMENTUM CONTINUING IN Q3 WITH CLEAR ACCELERATION ON A 2 YEAR COMPARISON

LTM ACTIVE CUSTOMERS[1]

(M)



22.7%
Q3 FY20
YoY Growth
32.2%
Q3 FY21
YoY Growth
2.9
3.6
4.8
Q3 FY19
Q3 FY20
Q3 FY21

	Q3 FY20	Q3 FY21[1]	*YoY*	*vs. FY19*	9M FY20	9M FY21[1]	*YoY*	*vs. FY19*
Total Visits (M)	78.4	70.8	(10%)	20%	176.0	197.2	12%	34%
Net Orders (M)	1.7	2.0	19%	62%	3.7	4.9	32%	65%
Net AOV (€)	111.4	104.0	(7%)	(1%)	102.2	103.0	1%	6%

- **9M YTD ahead of plan** across all KPIs
- **First order profitable** customer acquisition with **32.2% growth led to 4.8M active customers**
- Covid-19 Q3 2020 traffic spike effect offset by significant **net conversion increase** leading to **19% growth** in net orders to 2M
- **Resilient AOV** remains **elevated at pre-COVID levels**

Source; Company information.
(1) Excludes Midwest Sports, WiggleCRC and Tennis Express.

SIGNA SPORTS UNITED 4

ROBUST FINANCIAL PERFORMANCE IN Q3 FY21

SIGNA SPORTS UNITED

NET REVENUE(1)

(M)



30% YoY growth excluding full-bike category
38.4%
Q3 FY20 YoY Growth
12.9%
Q3 FY21 YoY Growth
€161
€222
€251
Q3 FY19
Q3 FY20
Q3 FY21



28.2%
9M FY20 YoY Growth
30.6%
9M FY21 YoY Growth
€374
€479
€625
9M FY19
9M FY20
9M FY21

	Q3 FY20	Q3 FY21	YoY	vs. FY19	9M FY20	9M FY21	YoY	vs. FY19
Gross Profit (€M)	82.2	102.3	24%	84%	172.9	245.4	42%	91%
Gross Profit Margin	37.0%	40.8%	375bps	607bps	36.1%	39.3%	314bps	485bps
Adj. EBITDA (€M)	14.7	13.7	(7%)	454%	10.1	27.6	174%	NM
Adj. EBITDA Margin	6.6%	5.5%	(115)bps	392bps	2.1%	4.4%	231bps	591bps

- **9M YTD ahead of plan** across all KPIs
- Net revenue growth in Q3 FY21 of 13% despite constrained inventory across full-bike categories
- **Compounding growth in gross profit of 24.4%** underpinned by margin expansion from dynamic pricing and demand
- Adj. EBITDA margin ahead of plan in Q3

(1) Net revenues inclusive of Midwest Sports from May 1st, 2021. Gross profit defined as Net revenues less cost of materials. Adj. EBITDA calculated as consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for material one-time items, share based compensation, consulting fees, restructuring costs, transaction related charges and other expenses. For reconciliation to Non-IFRS financial metrics, see page 12.

SIGNA SPORTS UNITED
5

FULL BIKE CATCH UP EXPECTED TO COMMENCE IN 2022

E-BIKE BOOM TO MATERIALLY IMPROVE LONG TERM FULL BIKE UNIT ECONOMICS

SSU Q3 FY21 NET REVENUE SPLIT



Full-Bike
Supply constraints resulted in (30%) YoY Q3 decline in Full-bike sales

~300K
Bikes sold in CY20[4]

36%
Avg. quarterly YoY growth in full bike[3]

67%
Avg. quarterly YoY growth in e-bike[3]

EUROPEAN BIKE UNIT SALES FORECAST



(M)
E-Bike
Bio-Bike
Full-bike revenue pool to grow faster than units due to higher e-bike AOV
Short-term catch up of unit sales anticipated once supply normalizes[1]
35.0
30.0
25.0
20.0
15.0
10.0
5.0
–
2020A
2021E
2022E
2023E
2024E
2025E
2026E
2027E
2028E
2029E
2030E

~12%
'21E – '30E e-bike CAGR

~5x
E-bike average order value vs. bio-bike[2]

5%
Target SSU Share of European full-bike sales

Source: Cycling Industries Europe Report as of December 2020.
(1) Shaded area represents managements estimates (2) E-bike vs. bio bikes sold on SSU webshops. (3) Average quarterly YoY growth from Q1 FY2019 – Q2 FY 2021. (4) Pro forma for WCRC acquisition.

SIGNA SPORTS UNITED
6

(M) €1,351+ / €1,351 / $1,621+ $1,621 €1,371 €1,351 Up 14%+ €67+ / $80+ €58 / $70 Previous '21E Latest '21E Previous '21E Latest '21E Forecast Forecast Forecast Forecast 7 Note: Assuming EUR:USD FX rate of 1.200. Financials pro forma for WiggleCRC, Midwest Sports and Tennis Express transactions assuming a full year of ownership. SIGNA SPORTS UNITED The Company has excluded a quantitative reconciliation with respect to the PF FY2021 Consolidated Forecast since preparing such reconciliation would require unreasonable efforts.

SSU OUTLOOK

SIGNA SPORTS UNITED

MARKET	• **Structural megatrends** accelerated; **offline to online** retail **shift**, increased **sports participation**, public sector **infrastructure spending** (e.g. bike lanes)**, e-mobility / e-bike boom** • Global **supply chain constraints due to C-19 in full-bike** likely to continue into FY2022, **while demand projections continue to increase** • **Scaled retailers** such as SSU with **strong international supplier relationships** and **strong own brand portfolio** to benefit
ORGANIC EXPANSION	• Focus on **growing market share** across **Europe** and market acceleration in the **U.S.** • Sizable **advanced pre-orders in Bike category placed pre pandemic** in anticipation of growth • **Strong consumer demand** provides confidence for **double digit sales growth in FY2022** with **continued strong unit economics**
M&A MOMENTUM	• Integration of WiggleCRC and U.S. Tennis acquisitions **provide significant synergy potential** • Natural consolidator with attractive and **actionable near-term M&A pipeline**
PLATFORM BUSINESSES	• **Expansion** of platform business to accelerate • Ramp up of **talent and investments in technology & innovation**

8

SIGNA SPORTS UNITED

Process on track to be listed on NYSE in October ✓ Leading global and scalable Sports e-commerce & technology platform ✓ Up to 100% upside to current valuation of primary 1P peers ✓ Operating Cash Flow positive & well capitalized to pursue growth ✓ Multiple actionable, synergistic, near-term M&A opportunities ✓ 9 SIGNA SPORTS UNITEDProcess on track to be listed on NYSE in October ✓ Leading global and scalable Sports e-commerce & technology platform ✓ Up to 100% upside to current valuation of primary 1P peers ✓ Operating Cash Flow positive & well capitalized to pursue growth ✓ Multiple actionable, synergistic, near-term M&A opportunities ✓ 9 SIGNA SPORTS UNITED

Primary 1P Broader 1P (1) 25% 26% 27% 21% 20% 29% 20% 28% 36% 4.8x 4.1x 3.0x 3.0x 2.8x 2.0x 2.0x 1.8x 1.6x 11.2x 10.8x 9.8x 9.2x 8.7x 8.5x 6.0x 4.8x 4.5x Source: Company Business Plan, FactSet. Market data as of 14-Sep-2021. Note: All financials calendarised to YE 30-Sep. Pro-forma including full year WCRC, Midwest Sports and Tennis Express. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Midwest Sports closed on 30-Apr-21. (1) SSU CAGR ’21 – ’25E Revenue, 10 SIGNA SPORTS UNITEDPrimary 1P Broader 1P (1) 25% 26% 27% 21% 20% 29% 20% 28% 36% 4.8x 4.1x 3.0x 3.0x 2.8x 2.0x 2.0x 1.8x 1.6x 11.2x 10.8x 9.8x 9.2x 8.7x 8.5x 6.0x 4.8x 4.5x Source: Company Business Plan, FactSet. Market data as of 14-Sep-2021. Note: All financials calendarised to YE 30-Sep. Pro-forma including full year WCRC, Midwest Sports and Tennis Express. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Midwest Sports closed on 30-Apr-21. (1) SSU CAGR ’21 – ’25E Revenue, 10 SIGNA SPORTS UNITED

11 11 SIGNA SIGNA SP SPO ORTS RTS U UNITE NITED D11 11 SIGNA SIGNA SP SPO ORTS RTS U UNITE NITED D

RECONCILIATION TO IFRS METRICS

SIGNA SPORTS UNITED

(€M)

Includes €10.1M of consulting fees related to public listing

Includes €13.6M of consulting fees related to public listing

	FY Q3		9M YTD	
	2020	2021	2020	2021
Net Loss	**€2.5**	**(€12.9)**	**(€15.6)**	**(€24.9)**
Income Tax Benefit	2.1	3.0	(2.4)	4.6
Earnings before tax (EBT)	**€4.6**	**(€10.0)**	**(€18.0)**	**(€20.3)**
Depreciation and amortization	6.5	7.6	18.1	22.4
Finance income	(0.1)	(0.1)	(0.1)	(0.1)
Finance costs	1.9	4.8	4.9	8.6
Results from investments accounted for at equity	0.2	0.3	0.2	0.9
EBITDA	**€13.1**	**€2.6**	**€5.1**	**€11.5**
Total EBITDA Adjustments	***1.5***	***11.1***	***5.0***	***16.1***
Acquisition related charges	0.1	0.4	0.2	0.4
Reorganization and restructuring costs	0.9	0.6	2.4	1.7
Consulting fees	0.7	10.1	1.1	13.6
Share-based compensation	(0.2)	–	(0.5)	–
Ramp-up cost	0.0	0.1	1.7	0.4
Other items not directly related to current operations	(0.0)	(0.1)	0.1	(0.0)
Adjusted EBITDA (Reported)	**€14.7**	**€13.7**	**€10.1**	**€27.6**

Note: Q3 2021 Financials include 2 month impact of Midwest Sports financials.

SIGNA SPORTS UNITED 12

KPI Definition Customers with one or more purchases within the last 12 months, Active Customers irrespective of cancellations or returns Number of visits including mobile and website. Cut off at 30 minutes of inactivity and Total Visits at date change. Not cut off at channel change during session Net Orders Orders post cancellations and returns Total online revenue (excluding sales partners) divided by net orders (post Net AOV cancellations and returns) 13 SIGNA SPORTS UNITEDKPI Definition Customers with one or more purchases within the last 12 months, Active Customers irrespective of cancellations or returns Number of visits including mobile and website. Cut off at 30 minutes of inactivity and Total Visits at date change. Not cut off at channel change during session Net Orders Orders post cancellations and returns Total online revenue (excluding sales partners) divided by net orders (post Net AOV cancellations and returns) 13 SIGNA SPORTS UNITED

This presentation (this “Presentation”) was prepared by SIGNA Sports United GmbH (“SSU”). Any reproduction or distribution of this Presentation, in whole or in part, or the disclosure of its contents, without the prior consent of SSU. This Presentation is for informational discussion purposes only and does not constitute an offer to sell or exchange nor a solicitation of an offer to buy or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No Representations & Warranties This Presentation is not intended to form the basis of any investment decision by you and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by SSU or any of its affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this Presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of the proposed transaction and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. You also acknowledge and agree that the information contained in this Presentation is preliminary in nature and is subject to change, and any such changes may be material. SSU disclaims any duty to update the information contained in this Presentation. Forward Looking Statements This document contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the sports retail industry in SSU’s markets is very competitive and SSU’s ability to compete depends on a large variety of factors both within and beyond SSU’s control; (ii) negative developments in global and local economic conditions in SSU’s markets, including the COVID-19 pandemic if it continues, could adversely impact consumer spending in the sports retail industry; (iii) SSU has incurred significant operating losses since its inception, and there is no guarantee that SSU will achieve or maintain profitability in the future; (iv) SSU regularly pursues acquisitions, any of which could result in significant additional expenses, failure to achieve anticipated benefits, or failure to be properly integrated; (v) SSU may not be able to maintain or grow its revenue or business; (vi) if SSU is unable to manage its organic growth effectively, it could have a material adverse effect on SSU’s business, financial condition, cash flows, results of operations and prospects; (vii) SSU’s management team has limited experience managing a public company, and publicly traded company reporting and compliance requirements could divert resources from the day-to-day management of its business; (viii) any failure to anticipate and respond in a timely manner to sports trends and consumer preferences could result in a loss of customers and business; (ix) SSU is involved in and may pursue strategic relationships but such relationships may not provide the anticipated benefits; (x) SSU relies on external financing to support the continued growth of its business and may not be able to raise needed capital on economically acceptable terms; (xi) SSU is subject to various regulations applying to e-commerce and tech businesses generally, including but not limited to regulations governing cyber security, data protection, consumer protection, product safety and trademarks, and future regulations might impose additional requirements and other obligations on its business; (xii) SSU may not be successful in integrating Mapil TopCo Limited into its existing business in the manner, or within the time frame, as currently anticipated or only at higher costs; (xiii) SIGNA Sports United B.V., a Dutch private limited liability company (“TopCo”), has no operating or financial history and its results of operations may differ significantly from the unaudited pro forma financial data included in the F-4; (xiv) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption by the shareholders of Yucaipa Acquisition Corporation (“Yucaipa”) of the Business Combination Agreement, dated as of June 10, 2021 (the “Merger Agreement”), by and among Yucaipa, SSU and TopCo, Olympics I Merger Sub, LLC, a Cayman Islands limited liability company, and SIGNA International Sports Holding GmbH, a German limited liability company, and the satisfaction of the minimum cash condition following redemptions by Yucaipa’s public shareholders and the receipt of certain governmental and regulatory approvals; (xv) the inability to complete the PIPE investment in connection with the proposed transaction; (xvi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (xvii) risks that the proposed transaction disrupts current plans and operations of SSU and potential difficulties in SSU employee retention as a result of the proposed transaction; (xviii) the COVID-19 pandemic may trigger an economic crisis which may delay or prevent the consummation of the proposed business combination; and (xix) during the pre-closing period, SSU is prohibited from entering into certain transactions that might otherwise be beneficial to SSU or its shareholders. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Yucaipa’s registration statement on Form S-1 (File No. 333-239936), its Quarterly Report on Form 10-Q for the period ended June 30, 2021, the registration statement filed by TopCo on Form F-4 discussed below and other documents filed by Yucaipa and TopCo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward- looking statements, and SSU assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. SSU gives no assurance that it or the combined company will achieve its expectations. Trademarks All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and this Presentation’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this Presentation may appear with the ® or ™ symbols, but such references are not intended to indicate, in any way, that such names and logos are trademarks or registered trademarks of SSU. 14 SIGNA SPORTS UNITED SIGNA SPORTS UNITEDThis presentation (this “Presentation”) was prepared by SIGNA Sports United GmbH (“SSU”). Any reproduction or distribution of this Presentation, in whole or in part, or the disclosure of its contents, without the prior consent of SSU. This Presentation is for informational discussion purposes only and does not constitute an offer to sell or exchange nor a solicitation of an offer to buy or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No Representations & Warranties This Presentation is not intended to form the basis of any investment decision by you and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by SSU or any of its affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this Presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of the proposed transaction and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. You also acknowledge and agree that the information contained in this Presentation is preliminary in nature and is subject to change, and any such changes may be material. SSU disclaims any duty to update the information contained in this Presentation. Forward Looking Statements This document contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the sports retail industry in SSU’s markets is very competitive and SSU’s ability to compete depends on a large variety of factors both within and beyond SSU’s control; (ii) negative developments in global and local economic conditions in SSU’s markets, including the COVID-19 pandemic if it continues, could adversely impact consumer spending in the sports retail industry; (iii) SSU has incurred significant operating losses since its inception, and there is no guarantee that SSU will achieve or maintain profitability in the future; (iv) SSU regularly pursues acquisitions, any of which could result in significant additional expenses, failure to achieve anticipated benefits, or failure to be properly integrated; (v) SSU may not be able to maintain or grow its revenue or business; (vi) if SSU is unable to manage its organic growth effectively, it could have a material adverse effect on SSU’s business, financial condition, cash flows, results of operations and prospects; (vii) SSU’s management team has limited experience managing a public company, and publicly traded company reporting and compliance requirements could divert resources from the day-to-day management of its business; (viii) any failure to anticipate and respond in a timely manner to sports trends and consumer preferences could result in a loss of customers and business; (ix) SSU is involved in and may pursue strategic relationships but such relationships may not provide the anticipated benefits; (x) SSU relies on external financing to support the continued growth of its business and may not be able to raise needed capital on economically acceptable terms; (xi) SSU is subject to various regulations applying to e-commerce and tech businesses generally, including but not limited to regulations governing cyber security, data protection, consumer protection, product safety and trademarks, and future regulations might impose additional requirements and other obligations on its business; (xii) SSU may not be successful in integrating Mapil TopCo Limited into its existing business in the manner, or within the time frame, as currently anticipated or only at higher costs; (xiii) SIGNA Sports United B.V., a Dutch private limited liability company (“TopCo”), has no operating or financial history and its results of operations may differ significantly from the unaudited pro forma financial data included in the F-4; (xiv) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption by the shareholders of Yucaipa Acquisition Corporation (“Yucaipa”) of the Business Combination Agreement, dated as of June 10, 2021 (the “Merger Agreement”), by and among Yucaipa, SSU and TopCo, Olympics I Merger Sub, LLC, a Cayman Islands limited liability company, and SIGNA International Sports Holding GmbH, a German limited liability company, and the satisfaction of the minimum cash condition following redemptions by Yucaipa’s public shareholders and the receipt of certain governmental and regulatory approvals; (xv) the inability to complete the PIPE investment in connection with the proposed transaction; (xvi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (xvii) risks that the proposed transaction disrupts current plans and operations of SSU and potential difficulties in SSU employee retention as a result of the proposed transaction; (xviii) the COVID-19 pandemic may trigger an economic crisis which may delay or prevent the consummation of the proposed business combination; and (xix) during the pre-closing period, SSU is prohibited from entering into certain transactions that might otherwise be beneficial to SSU or its shareholders. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Yucaipa’s registration statement on Form S-1 (File No. 333-239936), its Quarterly Report on Form 10-Q for the period ended June 30, 2021, the registration statement filed by TopCo on Form F-4 discussed below and other documents filed by Yucaipa and TopCo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward- looking statements, and SSU assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. SSU gives no assurance that it or the combined company will achieve its expectations. Trademarks All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and this Presentation’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this Presentation may appear with the ® or ™ symbols, but such references are not intended to indicate, in any way, that such names and logos are trademarks or registered trademarks of SSU. 14 SIGNA SPORTS UNITED SIGNA SPORTS UNITED

Industry & Market Data This Presentation contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information. This information involves many assumptions and limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. Accordingly, neither SSU nor any of its affiliates and advisors makes any representations as to the accuracy or completeness of these data. Non-IFRS Financial Measures The Presentation includes certain non-IFRS financial measures (including on a forward-looking basis). These non-IFRS measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. SSU believes that these non-IFRS measures of financial results (including on a forward forward-looking basis) provide useful supplemental information to investors about SSU. SSU’s management uses forward-looking non-IFRS measures to evaluate SSU’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude significant expenses that are required by IFRS to be recorded in the SSU’s financial measures. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, SSU’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Use of Projections This Presentation also contains certain financial forecasts. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of SSU’s control. While all financial projections, estimates and targets are necessarily speculative, SSU believes the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance of SSU or the combined company after the proposed transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Important Information For Investors and Stockholders This document relates to SSU’s and its affiliates’ business operations. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. TopCo has filed a registration statement on Form F-4 (333-257685), which includes a preliminary prospectus and proxy statement of TopCo, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Yucaipa shareholders. TopCo and Yucaipa also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Yucaipa are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TopCo through the website maintained by the SEC at www.sec.gov. The documents filed by TopCo with the SEC also may be obtained free of charge at Yucaipa’s website at https:// https://www.yucaipayac.com/ or upon written request to 9130 West Sunset Boulevard, Los Angeles, CA 90069. Participants in the Solicitation SSU and Yucaipa and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Yucaipa, in favor of the approval of the proposed transaction. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of those documents may be obtained as described in the preceding paragraph. By accepting this document and/or attending any presentation relating thereto, you will be deemed to have represented, warranted and undertaken that you have read and agree to fully comply with and accept the contents of this disclaimer notice. 15 SIGNA SPORTS UNITED SIGNA SPORTS UNITEDIndustry & Market Data This Presentation contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information. This information involves many assumptions and limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. Accordingly, neither SSU nor any of its affiliates and advisors makes any representations as to the accuracy or completeness of these data. Non-IFRS Financial Measures The Presentation includes certain non-IFRS financial measures (including on a forward-looking basis). These non-IFRS measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. SSU believes that these non-IFRS measures of financial results (including on a forward forward-looking basis) provide useful supplemental information to investors about SSU. SSU’s management uses forward-looking non-IFRS measures to evaluate SSU’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude significant expenses that are required by IFRS to be recorded in the SSU’s financial measures. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, SSU’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Use of Projections This Presentation also contains certain financial forecasts. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of SSU’s control. While all financial projections, estimates and targets are necessarily speculative, SSU believes the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance of SSU or the combined company after the proposed transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Important Information For Investors and Stockholders This document relates to SSU’s and its affiliates’ business operations. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. TopCo has filed a registration statement on Form F-4 (333-257685), which includes a preliminary prospectus and proxy statement of TopCo, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Yucaipa shareholders. TopCo and Yucaipa also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Yucaipa are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TopCo through the website maintained by the SEC at www.sec.gov. The documents filed by TopCo with the SEC also may be obtained free of charge at Yucaipa’s website at https:// https://www.yucaipayac.com/ or upon written request to 9130 West Sunset Boulevard, Los Angeles, CA 90069. Participants in the Solicitation SSU and Yucaipa and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Yucaipa, in favor of the approval of the proposed transaction. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of those documents may be obtained as described in the preceding paragraph. By accepting this document and/or attending any presentation relating thereto, you will be deemed to have represented, warranted and undertaken that you have read and agree to fully comply with and accept the contents of this disclaimer notice. 15 SIGNA SPORTS UNITED SIGNA SPORTS UNITED

SSU Investor Relations https://signa-sportsunited.com/investor-relations/ SSU Investors Contact Matt Chesler, CFA Allison + Partners matt.chesler@allisonpr.com +1 646 809 2183 16 16 16 STRICTLY PRIVATE & CONFIDENTIAL SIGNA SIGNA SIGNA SP SP SPO O ORTS RTS RTS U U UNITE NITE NITED D D